UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: December, 2014

Platinum Group Metals Ltd.

(SEC File No. 001-33562)

Suite 788 — 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 19, 2014	“R. Michael Jones”
R. MICHAEL JONES
DIRECTOR & CEO

EXHIBIT INDEX

THE FOLLOWING DOCUMENTS ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-200824), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED:

Exhibit	Description
99.1

Amended and Restated Technical Report for the Update on Exploration Drilling at the Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23° 14’ 11”S, Longitude 28° 54’ 42”E), dated December 16, 2014

99.2	Consent of Qualified Person dated December 19, 2014
99.3	Consent of Qualified Person dated December 19, 2014